UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Signature Bank
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

82669G104
(CUSIP Number)

Kim Larsen Stinson LLP 1775 Pennsylvania Ave., N.W. Suite 800 Washington, DC 20006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82669G104	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Namdar Family Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,324,406

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,324,406

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,324,406

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 82669G104	Page 3 of 6

1	NAMES OF REPORTING PERSONS
Igal Namdar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,324,406

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,324,406

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,324,406

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 82669G104	Page 4 of 6

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Signature Bank, a New York bank (the “Issuer”). The address of the principal executive office of the Issuer is 565 Fifth Avenue, New York, New York. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.  Identity and Background.

a.	Name This statement is being filed by - Namdar Family Holding LLC - Igal Namdar Jointly referred to as the Reporting Persons

b.	Residence or Business Address Namdar Family Holding LLC's and Igal Namdar's principal business address is 150 Great Neck Road, Suite 304, Great Neck, New York 11021.

c.	Occupation Igal Namdar is involved in real property acquisition and development.

d.	Convictions During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Civil Judgments

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Citizenship United States

Item 3.  Source or Amount of Funds or Other Consideration.

The acquisitions were made by funds of Namdar Family Holding LLC and were not borrowed.

Item 4.  Purpose of Transaction.

State the purpose or purposes of the acquisition of securities of the issuer:

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

CUSIP No. 82669G104	Page 5 of 6

Item 5.  Interest in Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b)

a.
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

Percentage ownership is based on 62,974,038 shares of Common Stock outstanding as of February 28, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2022 filed with the Federal Deposit Insurance Corporation on March 1, 2023 and Proxy Statement filed with the Federal Deposit Insurance Corporation on March 9, 2023.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Namdar Family Holding LLC owns 3,324,000 shares of Common Stock of the Issuer.  Igal Namdar is the beneficial owner of such shares due to his control of Namdar Family Holding LLC.

b.
For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Percentage ownership is based on 62,974,038 shares of Common Stock outstanding as of February 28, 2023, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2022 filed with the Federal Deposit Insurance Corporation on March 1, 2023 and Proxy Statement filed with the Federal Deposit Insurance Corporation on March 9, 2023.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Namdar Family Holding LLC owns 3,324,000 shares of Common Stock of the Issuer.  Igal Namdar is the beneficial owner of such shares.

c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

2024-10-30	206,719	1.25	258,398.75
2024-11-04	66,000	1.25	82,500.00
2024-11-05	3,000	1.25	3,750.00
2024-11-18	400,000	1.25	500,000.00
2024-11-21	79,500	1.25	99,375.00
2024-11-22	4,500	1.25	5,625.00
2024-11-26	18,000	1.25	22,500.00
2024-11-29	8,187	1.25	10,233.75

d.
If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included:

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 82669G104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2024

NAMDAR FAMILY HOLDING LLC

By:	/s/ Kim Larsen
Authorized Representative